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                                                      FORM 11-K
                               FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                                           SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended                  August 31, 1995

                                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to

Commission file number               33-85054

    A.     Full title of the plan:  1990 Employee Qualified Stock Purchase Plan.

    B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                                   MEDCROSS, INC.
                                              3227 Bennet Street North
                                            St. Petersburg, Florida 33713

                                                REQUIRED INFORMATION

See Index to Financial Statements on page 3.

                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              1990 Employee Qualified Stock Purchase Plan



Date   November 29, 1995                      _/s/ Po Shin Wong_________________________
                                              Po Shin Wong


                                              _/s/ Joel Kanter_________________________________________
                                              Joel Kanter


                                              _/s/ R. Huston Babcock_________________________________________
                                              R. Huston Babcock, M.D.

                                    1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN
                                            INDEX TO FINANCIAL STATEMENTS


                                                                                        Page
Reports of Independent Accountants                                                       4

Statements of Financial Condition                                                        5

Statements of Income and Changes in Plan Equity                                          6

Notes to Financial Statements                                                            7



NOTE:  All schedules are omitted because they are not applicable or are not required, or because the required information is shown either in the financial statements or in the notes thereto.

COOPERS & LYBRAND



Report of Independent Accountants


Administrator
Medcross, Inc.
1990 Employee Qualified Stock Purchase Plan


We have audited the accompanying statements of financial condition of the 1990 Employee Qualified
Stock Purchase Plan for Medcross, Inc. as of August 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended August 31, 1995.
These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of August 31, 1995 and 1994, and the changes in plan equity for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand, LLP

Tampa, Florida
November 10, 1995

                                     1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN
                                          STATEMENTS OF FINANCIAL CONDITION


                                                       Assets



                                                                                     August 31
                                                                                  1995         1994
Cash and cash equivalents                                                        $1,822       $3,641

           Total assets                                                          $1,822       $3,641


                                             Liabilities and Plan Equity


Liabilities                                                                      $1,820       $3,632

Plan equity                                                                            2            9


           Total liabilities and plan equity                                     $1,822       $3,641




















                     The accompanying notes are an internal part of these Financial Statements.

                                     1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN
                                   STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY



                                                                           For the Years Ended
                                                                                August 31
                                                                    1995           1994           1993
Contributions and deposits

  Amounts deposited by participating
    employees                                                      $6,445         $3,640         $1,690

           Total contributions and deposits                         6,445          3,640          1,690

Withdrawals, lapses, and forfeitures

  Balances of employees' accounts withdrawn,
    lapsed or forfeited during the year                             4,632            650                -

  Stock disbursed in settlement of
    employees' accounts withdrawn, lapsed,
    or forfeited during the year                                    1,820          2,982          1,689

           Total withdrawals, lapses,
             and forfeitures                                        6,452          3,632          1,689

Plan equity at beginning of year                                         9              1               -

Plan equity at end of year                                         $     2        $     9        $     1













                     The accompanying notes are an internal part of these Financial Statements.

                                    1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN
                                            NOTES TO FINANCIAL STATEMENTS


Note 1 - Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less.

Note 2 - Description

The 1990 Employee Qualified Stock Purchase Plan (the "Plan") is intended as an incentive to encourage stock ownership by all eligible employees of Medcross, Inc. and its participating subsidiaries so that they may share in the fortunes of the Company by acquiring or increasing their proprietary interest in the Company.  The Plan is designed to encourage eligible employees to remain in the employ of the Company.  It is intended that options issued pursuant to this Plan shall constitute options issued pursuant an "Employee Stock Purchase Plan" within the meaning of
Section 423 of the 1986 Internal Revenue Code, as amended.

All employees of the Company or any of its subsidiaries who have been employed by the Company or any of its subsidiaries for at least six months as of the first day of each plan period are eligible to receive options under the Plan to purchase the Company's Common Stock.

Employees enrolled in the Plan make contributions through payroll deductions and the employee is 100% vested in these contributions.  Employees may withdraw from the Plan at any time, however, they may not reenter the Plan, make additional contributions to the Plan, or change their contributions to the Plan.

Under Section 423(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the transfer of a share of stock to a participant pursuant to the Plan is entitled to the benefits of Section 421(a)
of the Code.  Under that Section, a participant will not be required to recognize income at the time the option is granted or at the time the other option is exercised.

The Plan is administered by the Compensation Committee of the Company's Board of Directors.
The cost of administering the Plan is paid for entirely by the Company.
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